K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

September 27, 2021
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Christina Fettig DiAngelo
Re:	Evanston Alternative Opportunities Fund
File No.: 811-22904; 333-238945
Dear Ms. Fettig DiAngelo,
We have received the Staff’s comments on Form N-CEN for the fiscal year ended March 31, 2021 (the “N-CEN”) for Evanston Alternative Opportunities Fund (the “Fund”) filed with the Commission on May 25, 2021. We have also received the Staff’s comments on Form N-CSR for the fiscal year ended March 31, 2021 (the “N-CSR”) for the Fund filed with the Commission on June 1, 2021. Further we have also received the Staff’s comments on Form N-CSR for the fiscal year ended March 31, 2020 (the “2020 N-CSR”) for the Fund filed with the Commission on May 29, 2020. Additionally, we have also received the Staff’s comments on Form N-2 for the fiscal year ended March 31, 2021 (the “486BPOS”) for the Fund filed with the Commission on July 26, 2021. The Staff’s comments were received telephonically on August 19, 2021 (the “Comments”).  We respectfully submit this response letter on behalf of the Fund.
The Fund’s responses to the Comments are below and changes noted will be reflected in the Fund’s N-CEN, N-CSR and 486BPOS filings going forward, as applicable.  We believe that the responses are fully responsive to the Staff’s comments and resolve any matters raised.  We have, for the convenience of the Staff, repeated below the Comments followed by the Fund’s response.  Defined terms have the same meanings as used by the Fund in the N-CEN, N-CSR, 2020 N-CSR and 486BPOS.
N-CEN
1.          With respect to Item C.3.e., please explain why this item was not checked indicating that the Fund is a fund of funds?
Response:  The Fund notes that Form N-CEN defines the term “fund of funds” as “a fund that acquires securities issued by any other investment company in excess of the amounts permitted under paragraph (A) of section 12(d)(1) of the Act (15 U.S.C. 80a-12(d)(1)(A)), but, for purposes of this Item, does not include a fund that acquires securities issued by another investment company solely in reliance on rule 12d1-1 under the Act (CFR 270.12d1-1)”. The Fund does not invest in any other “investment company” aside from money market mutual funds, which are used to manage cash and are not acquired in excess of the amounts permitted.  Specifically, in addition to the money market mutual funds,  the Fund invests exclusively in private funds, which are excepted from the definition of “investment company” pursuant to Sections 3(c)(1) and 3(c)(7) of the Investment Company Act of 1940 (the “1940 Act”). Therefore the Fund is not a “fund of funds” for purposes of Form N-CEN.

2.          Item B.10. notes that a Shareholder’s vote took place during the period, specifically on May 11, 2020, however no disclosure communicating the vote’s results, pursuant to the requirements of Rule 30e-1(b) under the 1940 Act, was included in neither the relevant Annual Report nor the Semi-Annual Report.
Response: The voting results for the proposals put forth at the special meeting of shareholders held on May 11, 2020 were unintentionally omitted from the Fund’s relevant Semi-Annual and Annual Reports. However, the existence and outcome of the shareholders’ votes were disclosed elsewhere including in the Fund’s registration statement on Form N-2 filed on July 26, 2021 (the “Registration Statement”) and the Fund’s Forms N-CEN filed on May 29, 2020 and May 25, 2021, which both noted that a shareholder vote had taken place and attached the advisory agreement approved by shareholders. Nonetheless, the Fund will disclose the voting results information in its next shareholder report.  In addition, the Fund will review its policies and procedures and make any updates that may be necessary to help ensure that future shareholder reports reflect any required disclosure of any shareholder votes.
N-CSR
3.          Financial Highlights (pages 8 and 9): Please explain why net expense ratios for Class I and A are higher than the expense limits. Please describe what expenses were excluded?
Response:  Supplementally, the Fund notes that the net expense ratios for Class I and A are higher than the expense limits due to the manner in which the net expense ratio is calculated for purposes of the financial highlights. Specifically, the net expenses in the financial highlights are calculated by dividing the total operating expenses, reduced by the expense reimbursement, by the average net assets. However, in practice, the expenses charged to each class are not higher than the amount of the expense limits. On a monthly basis, the expense limitation percentage is divided by 12, multiplied by the beginning net asset value for each class and then added to the profit and loss for the portfolio for that month (i.e., multiplying the beginning net asset value for each class by 1.50% divided by 12 or 2.25% divided by 12 for Class I or Class A, respectively).  As a result, the different asset base and the averaging of 12 months rather than a month-to-month calculation account for the differences and result in a net expenses that are higher than the expense limit in the financial highlights, but not in practice. Supplementally, the Fund also confirms that the financial highlights have been calculated in accordance with Instruction 15 to Item

4.1 of Form N-2, and confirms that the method the Fund uses to calculate the waiver is in accordance with the relevant Expense Limitation Agreement.
4.          Financial Highlights (page 9): In future filings please add a footnote to the Financial Highlights table stating that sales loads are not reflected in total return, pursuant to Form N-2, Item 4, Instruction 15(b).
Response:  Going forward, the Fund will include a footnote to the Financial Highlights table stating that sales loads applicable to Class A shares are not reflected in total return.  Class I shares are not subject to a sales load.
5.          Notes to Financial Statements - 2. Significant Accounting Policies (page 10):  In future filings please disclose the method used with respect to the allocation of income and expense attributed to each class.
Response: Supplementally, the Fund notes that income, expenses, gains and losses are allocated to each class pro rata based on each class’s beginning net asset value, except that expenses that are specifically attributable to a share class are allocated solely to such class. Going forward, the Fund will disclose the method used with respect to the allocation of income and expense attributed to each class.
6.          Supplemental Information - Trustees’ and Officers’ Biographical Data (page 17): In future filings please include the term of office of the Trustees, pursuant to Form N-2 Item 24, Instruction 4(e).
Response: Supplementally, the Fund notes that its Registration Statement discloses the Trustee and Officer’s term of office as “Perpetual until resignation or removal” and the Fund confirms that going forward it will disclose such term of office of the Trustees in the shareholder report.
7.          Item 4.(e)(2)(b): Please confirm that for 100% of the Audit Related Fees the preapproval requirement was waived. The Staff notes that the Item is asking for the percentage of Fees for which the preapproval is waived.
Response:  Supplementally, the Fund confirms that for 0% of the Audit Related Fees the preapproval requirement was waived by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. Going forward the Fund will include the percentage of Audit Related Fees where the preapproval requirement was waived.
8.          Item 8.(a)(1) Portfolio Managers of Closed-End Management Investment Companies: In future filings please update this Item so that it is effective as of the date of filing and not as of the Fiscal Year End date.

Response:  Going forward, the Fund will update the information required under Item 8.(a)(1) of the Form N-CSR as of the date of filing rather than as of the Fund’s fiscal year end date.
2020 N-CSR
9.          Supplemental Information - Board of Trustees’ Consideration of Investment Management Agreement with the Advisor (pages 17, 18 and 19): In future filings please include additional detail and specificity to the factors considered by the Board when approving Investment Management Agreements with the Advisor.
Response: Going forward, the Fund will include additional detail and specificity to the factors considered by the Board when approving Investment Management Agreements with the Advisor.
486BPOS
10.          Fee Table Estimates:  Explain the assumptions that were used to estimate the gross expenses of each class of shares?
Response:  Supplementally, the Fund notes that, in order to estimate other expenses, the Fund reviews the prior fiscal year’s operating expenses and divides those by the Fund’s net asset value as of the most recent fiscal year-end; provided that the Fund would, to the extent appropriate, make adjustments based on material subscriptions and/or redemptions that took place between the end of the Fund’s fiscal year and the time of filing the Registration Statement. Additionally, the Fund will continue to evaluate the reasonableness of estimated expenses as disclosed in the Fee Table for each class of shares as compared to the actual expenses of each such class.
11.          Financial Highlights: Pursuant to Form N-2, Item 4, Instruction 3, in future filings please include ten (10) years of Financial Highlights.
Response:  Going forward, the Fund will include ten (10) years of Financial Highlights within the Registration Statement.
*          *          *
Thank you for your attention to these matters.  If you have any questions, please call me at (617) 951-9209.
Very truly yours,

/s/ Pablo J. Man
Pablo J. Man

4